Exhibit 21.1
Ener1, Inc.
Subsidiaries

Name	Jurisdiction of Incorporation
Boca Global, Inc.
Boca Research International, Inc.
Boca Research Holland B.V.
Boca Research of Delaware, Inc.
Boca Research (UK) Limited
Boca Research International Holding, Ltd.
AppsCom, Inc.
Enernow Technologies, Inc.
EnerLook Solutions, Inc.
Ener1 Technologies, Inc.
Ener1 Battery Company	Florida United States Virgin Island Holland Delaware United Kingdom Mauritius Florida Florida Florida Florida Florida